File No. 70-9707

                United States Securities and Exchange Commission

                             Washington, D.C. 20549

                                 Amendment No. 2

                                       to

                                    Form U-1

                             Application/Declaration

                                    Under the

                   Public Utility Holding Company Act of 1935

AGL Resources Inc.                       Virginia Natural Gas, Inc.
Atlanta Gas Light Company                5100 East Virginia Beach Blvd
Chattanooga Gas Company                  Norfolk, Virginia 23502
817 West Peachtree Street, N.W.
Atlanta, Georgia 30308


                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                               AGL Resources Inc.

                    (Name of top registered holding company)


Donald P. Weinstein                      Donald A. Fickenscher
Senior Vice President and Chief          Chief Counsel and Corporate Secretary
Financial Officer                        Virginia Natural Gas, Inc.
AGL Resources Inc.                       5100 East Virginia Beach Blvd
817 West Peachtree Street, N.W.          Norfolk, Virginia 23502
Atlanta, Georgia 30308                   Telephone: (757) 466-5502
Telephone: (404) 584-3410                Facsimile: (757) 466-5562
Facsimile: (404) 584-3419


                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

Joanne C. Rutkowski
Markian M. W. Melnyk
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
1875 Connecticut Ave., N.W.
Washington, D.C.  20009-5728
Telephone: (202) 986-8000
Facsimile: (202) 986-8102

                                  Defined Terms

       Term                                         Definition

AGL Resources               AGL Resources Inc.

Utility Subsidiaries        Atlanta Gas  Light Company ("AGLC"), Chattanooga Gas
                            Company  ("Chattanooga Gas")  and  Virginia  Natural
                            Gas, Inc. ("VNG").

Nonutility Subsidiaries     AGL  Energy  Services,  Inc. ("AGLE"),  Georgia  Gas
                            Company  ("Georgia Gas"), SouthStar  Energy Services
                            LLC ("SouthStar"), AGL  Investments,  Inc. ("AGLI"),
                            AGL   Propane,   Inc.   ("AGL   Propane"),  Trustees
                            Investments,    Inc.    ("Trustees    Investments"),
                            Utilipro, Inc.  ("Utilipro"), AGL Consumer Services,
                            Inc.  ("AGL Consumer  Services"),  AGL Capital Corp.
                            ("AGL Capital"),  AGL  Peaking Services,  Inc. ("AGL
                            Peaking"),  Etowah LNG  Company LLC  ("Etowah"), AGL
                            Interstate  Pipeline Company  ("AGL Interstate") and
                            Cumberland Pipeline Company ("Cumberland Pipeline").
                            The term Nonutility Subsidiaries also includes other direct or indirect subsidiaries of AGL Resources, like AGL Services Company ("AGL Services"), that are formed or acquired in accordance with an order of the Commission or applicable exemption subsequent to the issuance of an order by the Commission in this file.

Subsidiaries                The   Utility   Subsidiaries   and   the  Nonutility
                            Subsidiaries, collectively.

AGL System                  AGL Resources and the Subsidiaries.

                                TABLE OF CONTENTS

                                                                            Page

Item 1.  Description of the Proposed Transaction...............................6

          A.   Introduction....................................................6
               1.  General Request.............................................6
               2.  Overview of the Acquisition.................................7
          B.   Description of the Parties......................................8
               1.  AGL Resources...............................................8
                   a.  AGLC....................................................9
                   b.  Non-Utility Businesses.................................11
               2.  VNG........................................................13
          C.   Description of the Acquisition.................................14
               1.  Financing the Acquisition..................................16
          D.   Management and Operations of VNG Following the Acquisition.....17
          E.   Financing the AGL System Following the Acquisition.............17
               1.  Summary of Authorization Requested.........................17
               2.  Parameters for Financing Authorization.....................19
               3.  Use of Proceeds............................................22
               4.  Description of Proposed Financing Program..................23
                   a.  AGL Resources External Financing.......................23
                   b.  Common Stock...........................................23
                   c.  Preferred Stock........................................24
                   d.  Long-Term Debt.........................................25
                   e.  Short-Term Debt........................................25
                   f.  Hedges and Interest Rate Risk Management...............26
                   g.  Guarantees.............................................28
                   h.  Money Poo..............................................29
                   i.  Changes in Capital Stock of Wholly-Owned Subsidiaries..31
                   j.  Payment of Dividends Out of Capital or Unearned........31
                   k.  Financing Entities.....................................34
                   l.  Tax Allocation Agreement...............................35
                   m.  Direct Stock Purchase and Dividend Reinvestment
                       Plan, Incentive Compensation Plans and other
                       Employee Benefit Plans.................................36
                   n.  Subsidiary Financings..................................36
          F.   Intra-System Service Transactions..............................37
               1.  AGL Services...............................................37
                   a.  Rates and Regulatory...................................37
                   b.  Internal Auditing......................................37
                   c.  Strategic Planning.....................................37
                   d.  External Relations.....................................38
                   e.  Gas Supply and Capacity Management.....................38
                   f.  Legal Services and Risk Management.....................38
                   g.  Marketing..............................................38
                   h.  Financial Services.....................................38
                   i.  Information Systems and Technology.....................39
                   j.  Executive..............................................39
                   k.  Investor Relations.....................................39
                   l.  Customer Services......................................39
                   n.  Employee Services......................................39
                   o.  Engineering............................................40
                   p.  Business Support.......................................40
                   q.  Other Services.........................................40
               2.  Other Services.............................................44
          G.   Nonutility Reorganizations.....................................44
          H.   Certificates of Notification...................................47
          I.   Statement Under Rule 53........................................48

Item 2.  Fees, Commissions and Expenses.......................................49


Item 3.  Applicable Statutory Provisions......................................50

          A.   Applicable Provisions..........................................50
          B.   Legal Analysis  50
               1.  Section 10(b)..............................................51
                   a.  Section 10(b)(1).......................................51
                       i.   Interlocking Relations............................51
                       ii.  Concentration of Control..........................52
                   b.  Section 10(b)(2).......................................55
                       i.  Fairness of Consideration..........................55
                       ii.  Reasonableness of Fees............................56
                   c.  Section 10(b)(3).......................................56
               2.  Section 10(c)..............................................59
               3.  Section 10(f)..............................................70
               4.  Section 3(a)(2)............................................71

Item 4.  Regulatory Approvals.................................................72

          A.   State Regulation...............................................72
          B.   Federal Regulation.............................................72

Item 5.  Procedure............................................................72


Item 6.  Exhibits and Financial Statements....................................73

     AGL Resources and the other companies filing this Application-Declaration, hereby submit for filing this Amendment No. 2 to their Application-Declaration on Form U-1, originally filed with the Securities and Exchange Commission on June 22, 2000 and amended by Amendment No. 1 on July 31, 2000.

     This Amendment No. 2 restates the Application-Declaration in its entirety.

Item 1.   Description of the Proposed Transaction

     A.   Introduction

     This Application-Declaration ("Application") seeks approvals relating to the proposed acquisition of Virginia Natural Gas, Inc. ("VNG"), a Virginia public service corporation, by AGL Resources Inc. ("AGL Resources"), a Georgia corporation, pursuant to which VNG will become a wholly-owned subsidiary company of AGL Resources ("Acquisition"). Following consummation of the Acquisition, AGL Resources will register with the Securities and Exchange Commission (the "SEC" or the "Commission") as a holding company under Section 5 of the Public Utility Holding Company Act of 1935 (the "Act"). AGL Resources is currently a holding company exempt from all provisions of the Act, except Section 9(a)(2), under
Section 3(a)(1) and Rule 2. The Application also seeks authorization for financing, intrasystem services and other transactions that the AGL System will engage in after the Acquisition in connection with its operation as a registered holding company system.

     AGL Resources currently has one public utility subsidiary, Atlanta Gas Light Company ("AGLC") a gas utility company that in turn owns all of the outstanding shares of Chattanooga Gas Company ("Chattanooga Gas"), another gas utility company. AGLC is currently exempt under Section 3(a)(2) and Rule 2 from all provisions of the Act, except Section 9(a)(2).

          1.   General Request

     Under Sections 9(a)(2) and 10 of the Act, AGL Resources requests the Commission's authorization to acquire all the issued and outstanding common stock of VNG, a gas public-utility company, and thereby acquire VNG. AGL Resources and AGLC request that the Commission issue an order finding AGLC exempt under Section 3(a)(2) from all provisions of the Act, except Section 9(a)(2). In addition, AGL Resources is evaluating whether to restructure its utility holdings by acquiring Chattanooga Gas from AGLC and retaining it as a direct subsidiary. AGL Resources requests that the Commission authorize this contemplated restructuring. AGL Resources also requests that the Commission allow it to retain its non-utility businesses and investments. To permit the operation of the AGL System post-registration, Applicants request authorization for financing, intrasystem service transactions and other transactions.

          2.   Overview of the Acquisition

     Pursuant to a Stock Purchase Agreement dated as of May 8, 2000 among AGL Resources, Consolidated Natural Gas Company ("CNG"), VNG and Dominion Resources, Inc. ("Dominion"), AGL Resources will purchase all of the issued and outstanding capital stock of VNG for $550 million, payable in cash at the closing. Pursuant to the Stock Purchase Agreement, the purchase price is subject to adjustment to the extent that at the closing, VNG's working capital is greater or less than a specified working capital level. CNG must refund $50 million of the purchase price if Dominion does not join AGL Resources in making an election under
Section 338(h)(10) of the Internal Revenue Code in respect of the purchase. AGL Resources intends to finance the Acquisition through the issuance of commercial paper. After the Acquisition, AGL Resources expects to refinance the debt incurred with more permanent equity capital or debt.

     As discussed in Item 1.C. below, the boards of directors and managements of AGL Resources and VNG believe that the Acquisition will provide the larger scale important to remain competitive in the utilities industry. Gaining a larger customer and financial base will allow AGL Resources to operate more cost effectively, invest in technologies that enhance service and develop additional product offerings for customers. A more competitive and cost-effective operation will also benefit AGL Resources shareholders and employees.

     The AGL Resources and Dominion boards of directors have approved the proposed Acquisition. No shareholder approval is required. The Virginia State Corporation Commission ("Virginia Commission") is the only state regulatory authority that must approve the Acquisition. AGL Resources, Dominion and CNG filed a joint petition with the Virginia Commission for authority to undertake the Acquisition on June 22, 2000 and received an order approving the same on July 28, 2000. The order of the Virginia Commission is attached as Exhibit C-2.

     Last year, the Virginia Commission and the Federal Trade Commission ("FTC") issued orders requiring Dominion to divest VNG as part of Dominion's planned merger with CNG. In addition to the approvals noted above, the sale of VNG must be approved by both the Virginia Commission and the FTC under their respective orders of divestiture./1/ The FTC must also approve the acquisition of VNG by AGL Resources. The FTC order approving the Acquisition is attached as Exhibit G-2. Lastly, the sale of VNG must be approved by this Commission under the Act. Dominion has filed a separate application with the Commission with respect to the disposition of VNG./2/

     The Acquisition is not required to be approved by the Federal Energy Regulatory Commission ("FERC").


------
/1/ See Order Approving Merger, Virginia State Corporation Commission Case No. PUA990020, Joint Petition of Dominion Resources, Inc. and Consolidated Natural Gas Company for Approval of Agreement and Plan of Merger Under Chapter 5 of Title 56 of the Code of Virginia, (Sept. 17, 1999) ("Dominion/CNG Merger Order"); and FTC Order, FTC File No. 991-0244, FTC Docket No. C-3901 (Nov. 4, 1999).

/2/  See  Dominion  Resources,  Inc.,  SEC  File  No.  70-9477.   Post-effective
     Amendment No. 7, filed Aug. 22, 2000.
------


     B.   Description of the Parties

          1.   AGL Resources

     AGL Resources was incorporated on November 27, 1995 and is currently a holding company exempt from the requirements of the Act, except Section 9(a), under Section 3(a)(1) and Rule 2. AGL Resources' common stock has a five dollar ($5.00) par value and is listed and traded on the New York Stock Exchange under the symbol ATG. As of June 30, 2000, there were 54,186,135 outstanding shares of AGL Resources' common stock.

     For the twelve months ended June 30, 2000, AGL Resources had total assets of $1,965 million, net utility plant assets of $1,570 million, total operating revenues of $660 million, operating margin/3/ of $497 million and net income of $81 million. As of June 30, 2000, AGL Resources employed, in conjunction with its subsidiaries, a total of 2,110 full-time employees.

     AGL Resources currently holds all of the outstanding voting securities of two public utility companies within the meaning of the Act, AGLC, and its wholly-owned subsidiary Chattanooga Gas. AGL Resources also owns or has an ownership interest in several non-utility subsidiary companies.

               a.   AGLC

     AGLC is a regulated public utility company engaged in the distribution of natural gas in Georgia for marketers approved and certificated by the Georgia Public Service Commission ("Marketers"). Under Georgia's 1997 Natural Gas Competition and Deregulation Act ("Deregulation Act"), AGLC unbundled various components of its service to end-use customers. The Deregulation Act enabled AGLC to unbundle its delivery service and other related services from the sale of natural gas for all customers, thus allowing firm residential and small commercial customers to purchase natural gas and other services from suppliers other than AGLC./4/

     As a result of the Deregulation Act, AGLC continues to provide intrastate delivery service through its existing pipeline system to end-use customers in Georgia, but AGLC has exited the natural gas sales function. AGLC now bills the Marketers for the services that it provides to, and on behalf of, such Marketers. AGLC delivers natural gas to approximately 1.4 million residential and small business end-use customers in Georgia on behalf of approximately 15 Marketers and to approximately 700 large commercial and industrial customers on behalf of approximately 40 poolers. AGLC serves approximately 240 communities throughout Georgia including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah and Valdosta.


------
/3/ Operating margin represents operating revenues less the cost of purchased gas.

/4/ Large interruptible commercial and industrial customers historically had the option of purchasing gas from suppliers other than AGLC and transporting such natural gas through AGLC's distribution system for delivery.
------


     The Georgia Public Service Commission ("Georgia Commission") regulates AGLC's overall operations. AGLC comprises substantially all of AGL Resources' assets, revenues and earnings. As of and for the twelve months ended June 30, 2000, AGLC had total assets of $1,696 million, total operating revenues of $436 million, and net income of $56 million.

     At June 30, 2000, the AGLC gas distribution system included approximately 27,491 miles of distribution mains and 26,228 miles of service lines. AGLC also had approximately 1,472,614 meters in service. AGLC maintains approximately
5.950 Bcf (billion cubic feet) of liquefied natural gas ("LNG") storage capacity in three LNG plants to supplement the gas supply in very cold weather or emergencies. Under the Deregulation Act, AGLC continues to contract for interstate gas transmission and storage capacity and to assign the capacity to Marketers according to the requirements of the firm end-use customers served by each Marketer. However, because AGLC is no longer in the commodity merchant business, it does not maintain gas supply contracts or gas inventories other than minimal amounts necessary to maintain operational integrity. For this reason, Applicants cannot state the exact production source of the gas delivered to AGLC, but expect that it continues to come from the areas of traditional supply, primarily the Gulf of Mexico, Texas and Louisiana.

     AGLC  maintains   arrangements   with  the  following   companies  for  gas
transportation and storage capacity:

o    Dominion Transmission, Inc. ("Dominion Transmission");

o    East Tennessee Natural Gas Company ("East Tenn");

o    Southern Natural Gas Company ("Southern Natural");

o    Tennessee Gas Pipeline Company ("Tennessee Gas");

o    Transcontinental Gas Pipe Line Corporation ("Transco");

o    ANR Pipeline Company ("ANR"), and;

o    Cove Point LNG ("Cove Point").

     AGLC owns all of the outstanding stock of Chattanooga Gas, a small natural gas retailer and distributor that services the areas surrounding Chattanooga and Cleveland, Tennessee. The Tennessee Regulatory Authority ("Tennessee Authority") regulates Chattanooga Gas's rates and overall operations. As of and for the twelve months ended June 30, 2000, Chattanooga Gas had total assets of $116 million, total operating revenues of $84 million, and net income of $5 million.

     At June 30, 2000, the Chattanooga Gas distribution system included approximately 1,422 miles of distribution mains and 1,259 miles of service lines. Chattanooga Gas also had approximately 56,661 meters in service and 1.080 Bcf of LNG storage capacity in its LNG plant. Chattanooga Gas maintains arrangements with many of the same companies used by AGLC for gas transportation and storage capacity, including:

o    Dominion Transmission;

o    East Tenn;

o    Southern Natural;

o    Tennessee Gas, and;

o    Transco.

               b.   Non-Utility Businesses

          AGL Resources has the following active subsidiaries: (a) SouthStar Energy Services LLC ("SouthStar") is a joint venture among a subsidiary of AGL Resources Inc. and subsidiaries of Dynegy Holdings Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name "Georgia Natural Gas Services." (b) AGL Investments, Inc. is an intermediate holding company for investments in the following non-utility businesses:

          (i) AGL Propane, Inc. ("Propane"), has been engaged in the sale of propane and related products and services in Georgia, Alabama, Tennessee and North Carolina./5/

          (ii) Trustees Investments, Inc., owns Trustees Gardens, a residential and retail development located in Savannah, Georgia.

          (iii) Utilipro, Inc. ("Utilipro"), in which AGL Resources has an 85% ownership interest, engages in the sale of integrated customer care solutions and billing services to energy marketers in the United States and Canada.

          (iv) AGL Consumer Services, Inc., markets energy-related consumer services, including appliance warranty contracts and energy management systems, to residential and commercial customers.

     (c) AGL Energy Services, Inc. ("AGLE"), is a gas supply services company, that buys and sells natural gas primarily for Chattanooga Gas./6/

     (d) Georgia Gas Company, a wholly-owned subsidiary of AGLE, owns minor interests in natural gas production activities.

     (e) AGL Peaking Services, Inc. owns a 50% interest in Etowah LNG Company LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquified natural gas peaking facility.

     (f) AGL Interstate Pipeline Company is 50% owner of a joint venture with Transco known as Cumberland Pipeline Company. Cumberland Pipeline Company was formed to construct, own and operate a new interstate pipeline to serve customers in Georgia and Tennessee. Management has decided not to proceed with the Cumberland pipeline project.


------
/5/ During the pendency of this Application, AGL Resources combined its propane operations, previously operated through Propane, with the propane operations of Atmos Energy Corporation, Piedmont Natural Gas Company, Inc., and TECO Energy. The resulting joint venture, called US Propane, then combined with Heritage Propane Partners, L.P. to create the fourth largest retail propane distributor in the U.S. Upon closing the transaction, US Propane owned all of Heritage Holdings, Inc., the general partner, and approximately 34% of the limited partnership interests in Heritage Propane Partners, L.P. AGL Resources has a 25% interest in US Propane.

          Upon the issuance of a Commission order in this filing approving the retention of AGL Resources' investment in US Propane, US Propane and, by extension Heritage Holdings, Inc. and Heritage Propane Partners, L.P., will be exempt under Rule 16 from all obligations, duties or liabilities imposed upon it by the Act, as subsidiary companies or as affiliates of a registered holding company or a subsidiary company thereof, as such terms are defined in Sections 2(a)(8)(A) and 2(a)(11) of the Act, respectively. Neither US Propane, Heritage Holdings, Inc. nor Heritage Propane Partners, L.P. is a public utility company as defined in Section 2(a)(5) of the Act. US Propane, Heritage Holdings, Inc. and Heritage Propane Partners, L.P. have been organized to engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural or manufactured gas, in particular, the retail supply of propane in enclosed portable containers. In addition, as required by the rule, no more than 50% of the voting securities of US Propane will be owned, directly or indirectly, by one or more registered holding companies.

/6/ In the future, AGLE also may provide similar gas supply services for VNG and nonaffiliated companies.
------


          2.   VNG

     VNG is a Virginia public utility company providing retail natural gas service to approximately 230,000 customers in the cities of Norfolk, Newport News, Virginia Beach, Chesapeake, Hampton, Suffolk, Poquoson and Williamsburg, and the counties of James City, Hanover and York. It is also certificated by the Virginia Commission to provide natural gas service in the counties of Charles City, New Kent, Gloucester, King William, King and Queen, Essex, Middlesex and Mathews. As of and for the twelve months ended June 30, 2000, VNG had operating revenues of $214 million, net income of $13 million and assets totaling $437 million.

     VNG owns and operates one of the most modern natural gas distribution systems in the United States with nearly half of the pipeline and service network installed since 1980. VNG has approximately 4,110 miles of distribution main pipeline along with approximately 231,000 service lines and meter sets.

     VNG also owns and operates 155 miles of intrastate transmission pipeline consisting of 80 miles of 24-inch steel pipe ("Joint-Use Pipeline") and 75 miles of 16-inch steel pipe ("VNG Lateral Pipeline"). VNG's distribution and transmission system is served by city gate stations connected to Columbia Gas Transmission Corporation and Dominion Transmission, which is currently an affiliate of VNG. VNG maintains arrangements with many of the same gas transmission and storage service providers that serve the areas in which AGLC and Chattanooga Gas operate, including:

o    Dominion Transmission;

o    Columbia Gulf Transmission Corporation;

o    Columbia Gas Transmission Corporation;

o    Texas Eastern Transmission Corporation;

o    Tennessee Gas;

o    Transco, and;

o    Cove Point.

     VNG also contractually operates and maintains a Virginia Electric and Power Company ("Virginia Power") 16-mile, 18-inch diameter intrastate pipeline that connects its Chesterfield and Darbytown Power Stations with VNG's Joint-Use Pipeline at Mechanicsville, Virginia.

     VNG owns and operates two propane air peak shaving plants located in Chesapeake and James City County with a combined maximum production capacity of approximately 52,000 dekatherms per day. The Chesapeake facility has a maximum storage capability of approximately 3.4 million gallons of propane. The James City County facility stores a total of 2.3 million gallons of propane.

     The Virginia Commission regulates VNG's rates and overall operations. VNG does not have any subsidiaries.

     C.   Description of the Acquisition

     On April 25, 2000, AGL Resources' board of directors approved the Acquisition subject to management negotiation of an acceptable definitive agreement. On May 30, 2000, the board of directors of Dominion ratified the actions of CNG's officers with regard to the sale of VNG.

     The Acquisition is driven by AGL Resources' recognition of the importance of gaining scale to remain competitive in the utilities industry. Gaining a larger customer and financial base will allow AGL Resources to operate more cost effectively, invest in technologies that enhance service and develop additional product offerings for customers.

     AGL Resources is among the first utility systems in the United States to transition to a new business and regulatory structure that allows customers to choose their energy providers. Since the Commonwealth of Virginia is pursuing a plan for consumer choice, AGL Resources' management believes it is well prepared to participate in Virginia's restructuring./7/


------
/7/ As noted above, under deregulation AGLC provides gas distribution services to retail gas marketing companies who in turn service retail customers. Chattanooga Gas and VNG currently continue to directly serve retail gas consumers.
------


     The Acquisition also is pro-competitive in Virginia with respect to the market for electricity and so is in the public interest and the interest of consumers. As noted earlier, the Virginia Commission and FTC required Dominion to divest VNG as part of Dominion's merger with CNG. The Virginia Commission ordered the divestiture because it found that the merger of Dominion and CNG could result in market power in the region served by Virginia Power, a Dominion electric utility subsidiary company. The Virginia Commission clearly described the importance of access to gas supply for reasonably priced, clean electricity in its divestiture order:

               VNG owns and operates gas pipeline facilities that traverse the service territory of Virginia Power. The combination of VNG's control over natural gas pipeline facilities and Virginia Power's control over generating facilities in the same area would create a condition conducive to the existence of market power.

               It is through such pipelines, indeed through this pipeline, that one of the essential ingredients for electric generation competition will arrive, i.e., the fuel necessary for the generation of reasonably priced electricity that can be produced in an environmentally responsible manner. The importance of the ability of competitive suppliers to access fuel through this facility in order to supply generation capacity within Virginia Power's territory cannot be overstated.

               We believe, based on the record herein, that realization of meaningful electric competition in the Commonwealth could have been frustrated for a necessarily unknown, but probably considerable period, absent the agreement by the Petitioners to divest themselves of VNG./8/ [emphasis in original]

          1.   Financing the Acquisition

     AGL Resources will purchase VNG with cash. The purchase price will be funded from cash on hand and from short-term acquisition "bridge" financing. AGL Resources will raise the bridge financing by issuing, through its wholly-owned financing subsidiary AGL Capital, $550 million of commercial paper with maturities ranging from 30 to 90 days and bearing interest at rates ranging from LIBOR plus 15 to 25 basis points./9/ Applicants expect that the bridge financing will be financed with longer-term debt or preferred securities in the future. AGL Resources expects that funding the Acquisition in this manner will allow it to retain its investment grade status without an equity offering.

     The Acquisition will be accounted for under the purchase method. The excess of the purchase price and assumed liabilities over the value of VNG's assets will be recorded on the books of VNG as goodwill./10/


------
/8/  Dominion/CNG Merger Order at 10-11.

/9/ The commercial paper issued by AGL Capital will be supported by a guarantee from AGL Resources in the amount of $900 million, the aggregate amount of the commercial paper facility used to finance the Acquisition.

/10/ All VNG intercompany  debt will be extinguished at or before the closing of the Acquisition.
------

     D.   Management and Operations of VNG Following the Acquisition

     Following the Acquisition, VNG will be operated as a subsidiary of AGL Resources. Although AGL Resources has not yet determined the leadership of VNG and the composition of VNG's board of directors, it is expected that the President and CEO of VNG will be a resident of Virginia and a member of VNG's board. In addition, VNG will retain an office in Virginia for VNG management and local facilities for customer service, maintenance and field work operations.

     AGL Resources is currently evaluating a reorganization of its corporate structure whereby it would acquire all of AGLC's holdings in Chattanooga Gas. Under the revised structure, after giving effect to the Acquisition, AGLC, VNG and Chattanooga Gas would all be direct subsidiaries of AGL Resources. AGL Resources and AGLC accordingly request authority for AGLC to transfer in the form of a dividend to AGL Resources the Chattanooga Gas securities it holds and for AGL Resources to acquire such securities. The transfer of the Chattanooga Gas stock from AGLC to AGL Resources does not require the approval of the Tennessee Authority or the Georgia Commission.

     E.   Financing the AGL System Following the Acquisition

     Applicants seek Commission authorization of the financing activities of the AGL System for the period beginning with the effective date of an order issued pursuant to this filing and continuing through March 31, 2004 ("Authorization Period").

          1.   Summary of Authorization Requested

     Applicants seek the following Commission authorizations:

a) AGL Resources requests authorization to issue and sell through the Authorization Period up to $3 billion of securities at any time outstanding and to issue guarantees and other forms of credit support in an aggregate amount of $500 million at any time outstanding;

b) AGL Resources requests authority to enter into hedging transactions, including anticipatory hedges, with respect to its indebtedness in order to manage and minimize interest rate costs and to lock-in current interest rates;

c) AGL Resources and the Subsidiaries request authorization to establish a money pool for the purpose of financing the short-term capital requirements of the Subsidiaries;

d) AGL Resources, on behalf of the Subsidiaries, requests authorization to change the terms of any wholly-owned Subsidiary's authorized capital stock capitalization;

e) AGL Resources requests authorization for the payment of dividends out of capital or unearned surplus by VNG;

f) AGL Resources requests authorization to acquire the equity securities of one or more special purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing transaction and to guarantee the securities issued by Financing Subsidiaries.

g) AGL Resources requests that the Commission approve the form of agreement for the allocation of consolidated tax among AGL Resources and the Subsidiaries;

h) AGL Resources requests that the Commission approve the issuance of up to 22 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans;

i) AGLC and Chattanooga Gas request authorization to issue and sell short-term debt;


          2.   Parameters for Financing Authorization

     AGL Resources' capital structure as of June 30, 2000, and adjusted to show the effect of the Acquisition financing, is shown in the following table:/11/


------
/11/ Currently,  all equity and  short-term  debt issuances in public or private transactions are conducted by AGL Resources. AGL Resources presently finances its Subsidiaries through intercompany accounts. After registration under the Act, AGL Resources expects to finance the Subsidiaries principally by acquiring their equity and debt securities, in transactions that are exempt under Rule 52. AGL Resources will also issue guarantees to third parties to support the operations of its Subsidiaries.
------

                         AGL Resources Capital Structure

-------------------------------------------------------------------------------------------------------------
                      ($ millions)      % of Total       Adjustments        Pro Forma       % of Total Pro
                                      Capitalization                      Capitalization         Forma
                                                                                            Capitalization
-------------------- ---------------- ---------------- ----------------- ----------------- ------------------
Common                         621.1             43.0                --             621.1               30.7
stockholders'
equity, less
shares held in
treasury/12/

-------------------- ---------------- ---------------- ----------------- ----------------- ------------------
Subsidiary                      74.3              5.1                --              74.3                3.7
mandatorily
redeemable
preferred
securities/13/

-------------------- ---------------- ---------------- ----------------- ----------------- ------------------
Long-term debt                 610.0             42.3             558.8           1,168.8               57.9
(including current
portion)/14/

-------------------- ---------------- ---------------- ----------------- ----------------- ------------------
Short-term debt                138.5              9.6              17.2             155.7                7.7
-------------------- ---------------- ---------------- ----------------- ----------------- ------------------
Total                       $1,443.9             100%                             2,019.9               100%
capitalization
-------------------- ---------------- ---------------- ----------------- ----------------- ------------------


------
/12/ As of June 30, 2000, AGL Resources had 54,186,135 shares of common stock outstanding, $5 par value. On October 5, 1999, AGL Resources' board authorized a plan to purchase up to 3,600,000 shares of AGL Resources common stock over a period ending no later than September 30, 2001. Open market purchases of the shares may be made from time to time, subject to availability, and the repurchased shares will be held in treasury. As of June 30, 2000, AGL Resources held 3.6 million shares in treasury, including approximately 900,000 shares held for the AGL Resources Leveraged Employee Stock Ownership Plan.

/13/ The subsidiary  mandatorily  redeemable preferred securities were issued in
     1997 by a financing subsidiary of AGL Resources, AGL Capital Trust I. In addition to these preferred securities, the Trust also issued common voting securities to AGL Resources. The proceeds of the sale of the mandatorily redeemable preferred securities were used to purchase 8.17% Junior Subordinated Deferrable Interest Debentures, due June 1, 2037, from AGL Resources.

/14/ The long-term  debt was issued in medium term notes Series A, Series B, and
     Series C under an Indenture dated December 1, 1989. These medium term notes ($725 million principal amount) were issued by AGLC. At the time these notes were registered with the Securities and Exchange Commission, AGLC was not a subsidiary of AGL Resources. AGL Resources assumed its holding company status with respect to AGLC on March 6, 1996. Additional long-term debt securities and/or equity capital is expected to be issued by AGL Resources in connection with refinancing the short term acquisition "bridge" financing.
------


As shown above, after the Acquisition AGL Resources will also have a sound capital structure. On a pro forma basis (assuming the Acquisition was consummated on June 30, 2000), common stockholders' equity would make up 30.7% of AGL Resources' total capitalization at that date. To assure the continued sound financial structure of the AGL System and because the specific terms and conditions of the financing authorizations requested in this Application are not established at this time, Applicants propose that the following general terms and conditions would apply, where appropriate, to the requested financing authorizations:

a) Investment Grade Credit Rating - AGL Resources commits that all long-term debt issued to unaffiliated parties under the authority requested in this Application will be rated investment grade by a nationally recognized statistical rating organization as that term is used in Rule 15c3-1(c)2(vi)(F) under the Securities Exchange Act of 1934.

b) Minimum Capitalization Ratio - AGL Resources, on a consolidated basis, and the Utility Subsidiaries, individually, will maintain common stock equity as a percentage of total capitalization of at least 30%.

c) Effective Cost of Money on Borrowings - The cost of money on debt financings under the authorizations requested in this Application will not exceed 300 basis points over the comparable term U.S. Treasury securities or, for short-term debt borrowings, 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

d)   Maturity of Debt - The maturity of debt will not exceed 50 years.

e) Effective Cost of Preferred Stock - The dividend rate on preferred stock or other types of preferred or equity-linked securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities.

f) Issuance Expenses - The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application will not exceed an amount or percentage of the principal or total amount of the security being issued that would be charged to or paid by other companies with a similar credit rating and credit profile in a comparable arm's-length credit or financing transaction with an unaffiliated person.

g) EWG and FUCO Investments - AGL Resources "aggregate investment" in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), as defined in Rule 53 under the Act, will not exceed 50% of the consolidated retained earnings of the AGL System.

          3.   Use of Proceeds

     The proceeds from the financings authorized by the Commission under this Application will be used for general corporate purposes, including (i) refinancing the Acquisition-related debt, (ii) financing, in part, investments by and capital expenditures of AGL Resources and its Subsidiaries, (iii) funding future investments in EWGs, FUCOs and Rule 58 Subsidiaries, (iv) repaying, redeeming, refunding or purchasing any securities issued by AGL Resources or any Subsidiary, and (v) financing the working capital requirements of AGL Resources and its Subsidiaries.

     Applicants represent that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. The proceeds of financing and guarantees used to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule.

          4.   Description of Proposed Financing Program

               a.   AGL Resources External Financing

     AGL  Resources  proposes  to issue  long-term  equity  and debt  securities aggregating not more than $3 billion at any one time outstanding during the Authorization Period./15/ Such securities could include, but would not necessarily be limited to, common stock, preferred stock, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. AGL Resources may also issue guarantees and enter into interest rate swaps and hedges as described below.


------
/15/ The overall limit of $3 billion includes the Acquisition-related financing.
------


               b.   Common Stock

     AGL Resources may issue and sell common stock or, if pursuant to employee benefit plans, issue options exercisable for common stock and common stock upon the exercise of options. AGL Resources may also buy back shares of such stock or such options during the Authorization Period.

     AGL Resources may perform common stock financings pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be made by private negotiation with underwriters, dealers or agents as discussed below or through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     AGL Resources may seek to acquire securities of companies engaged in energy-related businesses as described in Rule 58, exempt telecommunications companies ("ETCs"), EWGs and FUCOs. These acquisitions may involve the exchange of AGL Resources stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions would be individually negotiated. The AGL Resources' common stock to be exchanged may be purchased on the open market under Rule 42, or may be original issue. Original issue stock may be registered under the Securities Act of 1933, as amended (the "1933 Act"), but at present it is expected that the common stock would not be registered and the common stock acquired by the third parties would be subject to the resale restrictions of Rule 144 under the 1933 Act. AGL Resources does not intend to engage in any transaction where original issue stock is not registered while a public offering is being made, other than a public offering pursuant to a compensation, dividend or stock purchase plan, a public offering of debt or a public offering in connection with a similar acquisition of an energy-related business as described in Rule 58, ETCs, EWGs and FUCOs.

     The ability to offer stock as consideration may make a transaction more economical for AGL Resources as well as for the seller of the business. For purposes of calculating compliance with the $3 billion external financing limit, AGL Resources' common stock would be valued at market value based upon the closing price on the day before closing of the sale or based upon average high and low prices for a period of 20 days prior to the closing of the sale.

               c.   Preferred Stock

     AGL Resources may issue preferred stock from time to time during the Authorization Period. Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by AGL Resources' board of directors. All such securities will be redeemed no later than 50 years after the issuance thereof. The dividend rate on any series of preferred stock or other preferred securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods. Preferred stock or other preferred securities may be convertible or exchangeable into shares of common stock.

               d.   Long-Term Debt

     AGL Resources proposes to issue long-term debt in accordance with the conditions described in Item 1.E.2 above. Any long-term debt security would have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as AGL Resources may determine at the time of issuance. The request for authorization for AGL Resources to issue long-term debt securities is consistent with authorization that the Commission has granted to other gas registered holding companies. See Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8, 1999).

               e.   Short-Term Debt

     AGL Resources requests authorization to issue short-term debt including, but not limited to, institutional borrowings, commercial paper and bid notes. Issuance of short-term debt will be in accordance with the conditions described in Item 1.E.2 above. Proceeds of any short-term debt issuance may be used to refund pre-Acquisition short-term debt and Acquisition-related debt, and to provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained.

     AGL Resources currently has the following short-term debt facilities in place, which may remain in place following the Acquisition: (1) AGL Resources maintains uncommitted bank lines of credit in the current amount of $50 million;
(2) AGL Resources also maintains committed lines of bank credit for $125 million with various banks, and; (3) AGL Resources is currently negotiating additional bank commitments of approximately $115 million. These amounts are included within the overall authorization amount requested above and would be subject to the parameters in Item 1.E.2. above and this Item 1.E.4.e.

     AGL Resources may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from AGL Resources will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

     AGL Resources also proposes to establish bank lines of credit, directly or indirectly through one or more financing subsidiaries. Loans under these lines will have maturities of less than one year from the date of each borrowing. AGL Resources may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

               f    Hedges and Interest Rate Risk Management

     AGL Resources requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). AGL Resources would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding debt issued under the authority requested in this application or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any Hedging Instrument exceed that of the underlying debt instrument and related interest rate exposure. Thus, AGL Resources will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such Hedging Instrument will closely correspond to the underlying interest rate indices of AGL Resources' debt to which such Hedging Instrument relates. Off-exchange Hedging Instruments would be entered into only with counterparties whose senior debt ratings are investment grade as determined by Standard & Poor's, Moody's Investors Service, Inc. or Fitch IBCA, Inc. ("Approved Counterparties").

     In addition, AGL Resources requests authorization to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges would only be entered into with Approved Counterparties, and would be used to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Hedging Instruments may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. AGL Resources will determine the optimal structure of each Hedging Instrument transaction at the time of execution.

     AGL Resources will comply with SFAS 80 ("Accounting for Futures Contracts") and SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") when it is implemented or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). In addition, these financial instruments will qualify for hedge accounting treatment under FASB rules.

     To the extent such securities are not exempt under Rule 52(a), the Utility Subsidiaries request authorization to enter into the transactions described in this Item 1.E.4.f on the same terms applicable to AGL Resources.

               g.   Guarantees

     AGL Resources requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $500 million outstanding at any one time (not taking into account obligations exempt under Rule 45). All debt guaranteed will comply with the conditions in Item 1.E.2. Included in this amount are Guarantees entered into by AGL Resources that were previously issued in favor of its Subsidiaries. The limit on Guarantees is separate from the limit on AGL Resources' external financing. Currently, AGL Resources guarantees AGLC with respect to the obligations of Southstar, AGL Resources' affiliated Marketer. This intra-system Guarantee is expected to remain in place following the Acquisition. As of June 30, 2000, AGL Resources had issued and outstanding Guarantees on behalf of Subsidiaries in an aggregate amount of approximately $40 million.

               h.   Money Pool

     AGL Resources and the Subsidiaries request authorization to establish the AGL System money pool ("Money Pool"). AGLC and Chattanooga Gas also request authorization to make unsecured short-term borrowings from the Money Pool, to contribute surplus funds to the Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. AGL Resources requests authorization to contribute surplus funds and to lend and extend credit to the Money Pool.

     Applicants believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to the Subsidiaries than the comparable cost of external short-term borrowings, and the yield to the Subsidiaries contributing available funds to the Money Pool will generally be higher than the typical yield on short-term investments.

     Applicants propose that the Money Pool would make short-term funds available for short-term loans to the Subsidiaries from time to time from the following sources: (1) surplus funds in the treasuries of the Subsidiaries, (2) surplus funds in the treasury of AGL Resources, and (3) proceeds from bank borrowings by Money Pool participants or the sale of commercial paper by AGL Resources or the Subsidiaries for loan to the Money Pool. Funds would be made available from such sources in such order as AGL Services, as administrator of the Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool.

     If only surplus funds in the treasuries of AGL Resources or the Subsidiaries ("Internal Funds") comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily balances will be the rate for high-grade unsecured 30-day commercial paper of major corporations sold through dealers as quoted in The Wall Street Journal (the "Average Composite").

     If only proceeds from bank borrowings by Money Pool participants or the sale of commercial paper ("External Funds") comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily outstanding balance will be the lender's cost for such External Funds or, if more than one party had made available External Funds at any time during the month, the applicable interest rate will be a composite rate, equal to the weighted average of the costs incurred by the respective parties for such External Funds.

     In cases where the daily outstanding balances of all loans outstanding at any time during the month include both Internal Funds and External Funds, the interest rate applicable to the daily outstanding balances for the month will be equal to the weighted average of the (i) cost of all Internal Funds contributed by parties, as determined under the Average Composite method, and (ii) the cost of all such External Funds, as determined under the immediately preceding paragraph. The interest rate applicable to loans made by a party to the Money Pool will be the Average Composite rate.

     Money Pool loans and borrowings would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Money Pool would be made to, and no borrowings through the Money Pool would be made by, AGL Resources. No Subsidiary that is an EWG, FUCO or ETC will borrow from the Money Pool. Applicants request that the Commission reserve jurisdiction over the participation in the Money Pool of any Subsidiary formed or acquired after the issuance of an order in this file until such time as Applicants have completed the record with respect to such company.

     Operation of the Money Pool, including record keeping and coordination of loans, will be handled by AGL Services under the authority of the appropriate officers of the participating companies. AGL Services will administer the Money Pool on an "at cost" basis. See Exhibit L-1 for a copy of the Form of Money Pool Agreement.

               i.   Changes in Capital Stock of Wholly-Owned Subsidiaries

     The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to AGL Resources or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or an order issued in this file is unknown at this time. The proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. As needed to accommodate such proposed transactions and to provide for future issues, Applicants request authority to change the terms of any wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by AGL Resources or other intermediate parent company.

     The requested authorization is limited to AGL Resources' wholly-owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business. In addition, each of the Utility Subsidiaries will maintain, during the Authorization Period, a common equity capitalization of at least 30%. See New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999).

               j.   Payment of Dividends Out of Capital or Unearned Surplus

     As a result of the application of the purchase method of accounting to the Acquisition, the current retained earnings of VNG will be eliminated. In addition, the Acquisition will give rise to a substantial level of goodwill, the difference between the aggregate values allocated to all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid for VNG and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J, the goodwill will be "pushed down" to VNG and reflected as additional paid-in-capital in its financial statements. The effect of these accounting practices would be to leave VNG without retained earnings, the traditional source of dividend payment, but, nevertheless, a strong balance sheet showing a significant equity level. To allow VNG to pay dividends after the Acquisition, VNG requests authorization to pay dividends out of additional paid-in-capital up to the amount of its retained earnings immediately prior to the Acquisition and out of earnings before the amortization of goodwill thereafter.

     The application of "push down" accounting represents a change in the manner of accounting. For FERC and state commission reporting purposes, goodwill will be recorded in VNG's books, however, the original historical basis of VNG's books will not be disturbed.

     Immediately following this accounting treatment, the only components with a recorded value would be:

o Common stock - which would continue to reflect the current value on the books of the common stock.

o Paid-in-capital - which would reflect a value consistent with total common shareholders' equity minus the par value recorded in the common stock line.

In other words, the resulting common shareholders' equity will equal the total consideration paid for the entity.

     The push down of the net assets at fair market value also has an impact on the net income of VNG. The net assets include an acquisition adjustment that will be amortized over 40 years. VNG's net income will be reduced by the amount of the amortization. For example if the Acquisition had occurred on January 1, 1999, net income of $6.8 million for the year ended December 31, 1999 would have been reduced by a goodwill amortization of $4.0 million. The resulting net income after amortization would be $4.5 million.

     In determining whether to permit a registered holding company or subsidiary to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991) ("EUA"), and The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000). Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

     In  support of its  request,  VNG  asserts  that each of the  standards  of
Section 12(c) of the 1935 Act enunciated in the EUA case are satisfied:

     (i) After the Acquisition, and giving effect to the push down of goodwill, VNG's common equity as a percentage of total capitalization will be at or above 30%; consistent with industry norms.

     (ii) VNG has a favorable history of prior earnings and it has a long record of consistent dividend payments.

     (iii) Applicants anticipate that VNG's cash flow from operations after the Acquisition will remain stable. In the years following the Acquisition, cash flow is expected to improve and earnings before the amortization of goodwill ("Gross Earnings") should be adequate to support the requested dividend authorization. Dividends paid out of future earnings will not exceed 100% of VNG's Gross Earnings, based on a rolling 5-year average. This percentage is lower than VNG's historical dividend payout ratio.

     (iv) The projected cash position of VNG after the Acquisition will be adequate to meet its operating needs. As of June 30, 2000, VNG had cash balances of $352,000. The amortization of goodwill is a non-cash expense that will not affect the cash flow of VNG. VNG is forecast to have sufficient cash to pay dividends in the amounts contemplated.

     (v) The proposed dividend payments are in the public interest. VNG is in sound financial condition. In addition, the dividend payments are consistent with investor interests because they allow the capital structure of VNG to be adjusted to more appropriate levels of debt and equity.

     Lastly, it is important to note that in no case would dividends be paid if VNG's common stock equity as a percentage of its total capitalization was below 30%. This restriction protects the interests of investors, consumers and the general public in soundly capitalized public utility companies.

               k.   Financing Entities

     AGL Resources and the Subsidiaries seek authorization to organize new corporations, trusts, partnerships or other entities that will facilitate financings by issuing income preferred securities or other securities to third parties. To the extent not exempt under Rule 52, the financing entities also request authorization to issue such securities to third parties. In connection with this method of financing, AGL Resources and the Subsidiaries may: (i) issue debentures or other evidences of indebtedness to a financing entity in return for the proceeds of the financing; (ii) acquire voting interests or equity securities issued by the financing entity to establish ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from one to three percent of the capitalization of the financing entity), and;
(iii) guarantee a financing entity's obligations in connection with a financing transaction. AGL Resources and the Subsidiaries also request authorization to enter into expense agreements with financing entities to pay the expenses of any such entity. Any amounts issued by a financing entity to a third party under this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included. The authorization sought herein with respect to financing entities is substantially the same as that granted in New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998) and Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999).

               l.   Tax Allocation Agreement

     Applicants ask the Commission to approve the agreement among the AGL System companies to file a consolidated tax return ("Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement provides for the retention by AGL Resources of certain payments for tax losses that it has incurred, rather than the allocation of such losses to the Subsidiaries without payment as would otherwise be required by Rule 45(c)(5).

     In this matter, AGL Resources is seeking to retain the benefit of tax losses that have been generated by it in connection with Acquisition-related debt only. As a result of the Acquisition, AGL Resources will be creating tax benefits from the interest expense on Acquisition-related debt that is non-recourse to the Subsidiaries and unrelated to the financing of subsidiary operations. Because the debt incurred is necessary to finance AGL Resources' investment in VNG, AGL Resources should properly retain the related tax benefits. In addition, the Tax Allocation Agreement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare Section 12(a) of the Act.

     The Commission has approved a substantially similar tax allocation agreement in The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000). Applicants have attached the form of the proposed Tax Allocation Agreement among AGL Resources and the Subsidiaries as Exhibit M-1. Applicants request that the Commission reserve jurisdiction over the implementation of the proposed Tax Allocation Agreement, pending completion of the record.

               m.   Direct  Stock  Purchase  and  Dividend   Reinvestment  Plan,
                    Incentive  Compensation  Plans  and other  Employee  Benefit
                    Plans

     AGL Resources proposes, from time to time during the Authorization Period to issue and/or acquire in open market transactions or by some other method that complies with applicable law and Commission interpretations then in effect up to 22 million shares of AGL Resources common stock under AGL Resources' dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans currently existing or that may be adopted in the future./16/ For example, AGL Resources currently maintains the following stock-based benefit plans for employees: The AGL Resources Inc. Long-Term Stock Incentive Plan of 1990, the AGL Resources Inc. Long-Term Incentive Plan (1999), the AGL Resources Inc. Nonqualified Savings Plan, the AGL Resources Inc. Retirement Savings Plus Plan, the AGL Resources Inc. 1996 Non-Employee Directors Equity Compensation Plan, and the AGL Resources Inc. 1998 Common Stock Equivalent Plan for Non-Employee Directors. These plans will remain in effect following consummation of the Acquisition. The plans are described in greater detail in Exhibit J-1 to the Application.

               n.   Subsidiary Financings

     The Georgia Commission and the Tennessee Authority must approve all issuances of securities by AGLC and Chattanooga Gas, respectively, with the exception of debt securities with maturities of less than one year. The Virginia Commission exercises jurisdiction over all issuances of securities by VNG.
Consequently, AGLC and Chattanooga request authorization to issue short-term debt securities with maturities of less than one year. AGLC and Chattanooga propose that short-term debt issuances, including Money Pool borrowings, would be limited to $750 million and $100 million, respectively, outstanding at any one time during the Authorization Period./17/


------
/16/ As noted in footnote 14, supra, AGLC has long-term debt that will remain outstanding subsequent to the registration of AGL Resources under the Act. Such long-term debt would be exempt under Rule 52(a).

/17/ AGL Resources  intends to integrate any VNG stock-based  benefit plans into the plans administered by AGL Resources subsequent to the Acquisition.
------


     Under Virginia law, all issuances of securities by VNG must be approved by the Virginia Commission. VNG currently has no public securities outstanding and all debts to companies in the Dominion system will be repaid prior to or upon the Acquisition. VNG will rely on financings under Rule 52(a) after the Acquisition.

     The Nonutility Subsidiaries will finance their capital needs through the issuance of securities under Rule 52(b).

     F.   Intra-System Service Transactions

          1.   AGL Services

     AGL Resources requests authorization to form a service company, AGL Services, to provide a variety of services to the companies in the AGL System. As a general rule, the individual system companies will maintain services that can benefit from individualized application at the company level. In contrast, AGL Services will offer system-wide coordination and strategy services, oversight services and other services where economies can be captured by centralization of services. AGL Services will also ensure adequate oversight and realize economies of scale by consolidating certain administrative and service functions for the AGL System.

     In particular, Applicants anticipate that the following services would be offered by AGL Services to system companies:

a.   Rates and Regulatory.
     AGL Services would assist the AGL System companies in the analysis of their rate structures and in the formulation of rate policies and advise and assist the AGL System companies in proceedings before regulatory bodies involving the rates and operations of AGL System companies and of other competitors where such rates and operations directly or indirectly affect the AGL System companies.

b.   Internal Auditing.
     AGL Services would conduct periodic audits of administration and accounting processes. Audits would include examinations of service agreements, accounting systems, source documents, allocation methods and billings to assure proper authorization and accounting for services.

c.   Strategic Planning.
     AGL Services would advise and assist system companies with the preparation of strategic business plans and corporate strategies.

d.   External Relations.
     AGL Services would maintain relationships with government policy makers, conduct lobbying activities and provide community relations support.

e.   Gas Supply and Capacity Management.
     AGL Services would assist VNG and Chattanooga Gas in coordinating the management of their gas supply and assist the Utility Subsidiaries in coordinating gas transmission and storage services to ensure the most efficient use of services and to capture economies of scale as a larger purchaser in the market. Individual Utility Subsidiaries may, however, remain as the contract party under any agreement. Non-regulated marketing subsidiaries such as AGLE may also use AGL Services for certain transportation and storage capacity management services.

f.   Legal Services and Risk Management.
     AGL Services would provide various legal services and general legal oversight. In addition, AGL Services would provide insurance, claims, security, environmental and safety related services.

g.   Marketing.
     AGL Services would assist AGL System companies to develop marketing strategies for product and brand name promotion. Individual AGL System companies may maintain independent marketing personnel to handle the day-to-day details of marketing campaigns.

h.   Financial Services.
     AGL Services would provide various services including corporate tax, treasury, corporate accounting and reporting, general ledger maintenance and all accounting recordkeeping, processing certain accounts such as accounts payable, cash management, and others as may be deemed necessary, hedging policy and oversight, financial planning and rates (for Utility Subsidiaries and other Subsidiaries that interact with regulators or regulated companies). Each Subsidiary may also maintain its own corporate and accounting group and engage AGL Services to provide advice and assistance on accounting matters, including the development of accounting practices, procedures and controls, the preparation and analysis of financial reports and the filing of financial reports with regulatory bodies, on a system-wide basis.

i.   Information Systems and Technology.
     AGL Services would provide the AGL System companies with electronic data processing and telecommunication network services.

j.   Executive.
     Using AGL Resources' executive staff working through AGL Services, AGL Services would assist the AGL System companies in formulating and executing general plans and policies, including operations, issuances of securities, appointment of executive personnel, budgets and financing plans, expansion of services, acquisitions and dispositions of property, public relationships and other related matters.

k.   Investor Relations.
     AGL Services would maintain relationships with the financial community, provide shareholder services, and perform corporate secretarial functions for the benefit of AGL System companies.

l.   Customer Services.
     AGL Services would provide billing, mailing, remittance processing, call center and customer communication services for customers.

m.   Employee Services.
     AGL Services would offer to assist system companies to develop employee relations policies and programs and to train personnel in a coordinated manner across the AGL System. Each AGL System company may maintain a human resources group to handle the individualized application of policies and programs. AGL Services would also provide payroll services, management of the employee benefit plans, employee communications and mail services.

n.   Engineering.
     AGL Services would provide engineering services for the AGL System companies. These services would include infrastructure expansion and improvements, corrosion control, right-of-way maintenance and acquisition, leak surveys, mapping, laboratory, and environmental services.

o.   Business Support.

     i.   Purchasing.

     AGL Services would provide procurement services to AGL System companies.

     ii.  Facilities Management.

     AGL Services would provide facilities management services for offices owned by AGL System companies.

p.   Other Services.
     AGL Services would provide other services, such as business development, as identified in the services agreement or requested by the Subsidiaries.

     In accordance with the services agreement, services provided by AGL Services will be directly assigned if possible or allocated as necessary by activity, project, program, work order or other appropriate basis. To accomplish this, employees of AGL Services will record transactions using data capture and accounting systems currently in place at AGL Resources as well as new systems to be installed for future use. Costs of AGL Services will be accumulated in accounts and directly assigned if possible or allocated as necessary to the appropriate system company in accordance with the guidelines set forth in the services agreement (included as Exhibit K-1 to the Application). It is anticipated that AGL Services will be staffed primarily by transferring personnel from AGL Resources and, to a certain extent, with personnel transferred from AGLC and VNG. AGL Services' accounting and cost allocation methods and procedures are structured to comply with the Commission's standards for service companies in registered holding company systems. AGL Services' billing system will use the "Uniform System of Accounts for Mutual Service Companies" established by the Commission for holding-company systems, as may be adjusted to use the FERC uniform system of accounts. Exhibit K-2 discusses the systems and procedures to be implemented by AGL Services.

     As compensation for services, the services agreement will provide for client companies to "pay to AGL Services the cost of such services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards." Where more than one company is involved in or has received benefits from a service performed, the services agreement will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in a schedule to the services agreement. Thus, charges for all services provided by AGL Services to affiliated utility companies, non-utility companies and the holding company will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

     No change in the organization of AGL Services, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until AGL Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify AGL Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of
Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until AGL Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     AGL Resources  will  structure the services  agreement so as to comply with
Section 13 of the Act and the Commission's rules and regulations thereunder. Rule 88 (b) provides that "(a) finding by the commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or is to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353 (Oct. 21,
1994). In this Application, AGL Resources has submitted substantially the same application information as would have been submitted in a Form U-13-1.

     Accordingly, it is appropriate for the Commission to find that AGL Services will be so organized and shall be so conducted as to meet the requirements of
Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     AGL Resources proposes that, for a limited period of time ending on December 31, 2000 or three months after the issuance of an order authorizing this Application, whichever is later ("Transition Period"), AGL Resources will continue to provide services and sell goods to AGL System companies./18/ AGL Resources will comply with the provisions of Rule 90 with respect to the performance of services or construction for associate companies on the basis of cost and with the provisions of Rule 92 with respect to the sale of goods produced by the seller./19/ The Transition Period will allow the AGL System to practically and efficiently implement the transition to AGL Services as the principal provider of services to the AGL System. In particular, because the AGL System will be implementing a new accounting and cost tracking software system in the future, the Transition Period will allow AGL Services to either install the new software or implement economical modifications to existing systems until such time as the new software can be used. The Transition Period will also allow for the orderly transfer of AGL Resources' personnel to AGL Services for the purpose of staffing its service operations.


------
/18/ In accordance with Rule 87(a)(3), certain Utility Subsidiaries may also provide services to associate companies on an incidental basis.

/19/ A form of transition services agreement is attached as Exhibit K-3.
------


     The relief requested here is similar to the relief granted in Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999) (Virginia Power authorized to provide services to system companies during a transition period intended to allow for a practical and efficient transition to a centralized and unified service company organization). The proposed Transition Period is a reasonable extension of the 30-day transition period provided in Rule 82(a) and its is justified under Section 13(a) of the Act as a special or unusual circumstance not in the ordinary course of business. In particular, AGL Resources had traditionally performed the service company function for the AGL System but, as a registered holding company, it must now transfer all of these services to a new entity which must acquire and install appropriate systems and recruit personnel. This is a one-time-only event, not in the ordinary course of business. Further, the services provided to AGL Services during the Transition Period are necessary and appropriate in the public interest and in the interest of investors and consumers because they allow for the most efficient transition to a centralized service company structure without wasteful expenditures on intermediate modifications to legacy software systems. Consumers of the Utility Subsidiaries will not be detrimentally affected by the services provided during the Transition Period since all transactions will comply with the applicable provisions under the Act, including the provisions of Rule 90 thereunder requiring the performance of services on the basis of cost.

     Applicants request that the Commission reserve jurisdiction over the provision of services and the sale of goods by AGL Resources to the AGL System companies, pending completion of the record. Pending final action on this matter, AGL Resources will operate in accordance with Rule 82./20/

          2.   Other Services

     The Utility Subsidiaries and other associate companies of AGL Resources may, from time to time, enter into leases of office or other space with other associate companies. Any such lease will comply with the requirements of Rules 87, 90 and 91. See Central Power & Light Company, Holding Co. Act Release No. 26408 (Nov. 13, 1995).

     The Utility Subsidiaries will retain ownership of software they have developed or that involve some form of license agreement with third parties and other system companies may enter into license agreements to use this software./21/ These license agreements will be structured in accordance with the requirements of Rules 87, 90 and 91.


------
/20/ In no event will AGL Resources provide services to AGL System companies after the Transition Period.

/21/ Software  provided by the Utility  Subsidiaries  to other system  companies will be for the use of those companies only and not for resale or licensing to third parties
------


     G.   Nonutility Reorganizations

     Applicants propose to restructure AGL Resources' nonutility holdings from time to time as may be necessary or appropriate in the furtherance of the AGL System's authorized nonutility activities. To that end, AGL Resources requests authorization to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Nonutility Subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

     Restructuring could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the AGL System's existing or future authorized nonutility businesses. Restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among the AGL Resources associates and/or the reincorporation of existing subsidiaries in a different state. This would enable the AGL System to consolidate similar businesses and to participate effectively in authorized nonutility activities, without the need to apply for or receive additional Commission approval.

     These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which AGL Resources, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent the AGL System is authorized, whether by statute, rule, regulation or order, to engage in those businesses. AGL Resources does not seek authorization to acquire an interest in any nonassociate company as part of the authority requested in this application and states that the reorganization will not result in the entry by the AGL System into a new, unauthorized line of business.

     The Intermediate Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt nonutility subsidiaries. Intermediate Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to such the permitted businesses of the nonutility subsidiaries.

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Intermediate Subsidiaries request authority to expend up to $300 million during the Authorization Period on all such Development Activities. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage AGL Resources' investments in Nonutility Subsidiaries.

     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Subsidiary, ETC or other non-exempt nonutility subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by AGL Resources and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit AGL Resources' exposure to U.S. and foreign taxes; (7) to further insulate AGL Resources and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Development Activities will be funded in accordance with Rules 45(b) and 52(b). To the extent that AGL Resources provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in AGL Resources' "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

     H.   Certificates of Notification

     To reduce expenses for both the Commission and AGL Resources and to eliminate duplicative filings with the Commission covering essentially the same subject matter, AGL Resources proposes to integrate its reporting under the Securities Exchange Act of 1934, as amended (the "1934 Act") and the Securities Act of 1933, as amended (the "1933 Act") with the reporting required under the Act. To that end, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into the Rule 24 certificates of notification filed with the Commission in this matter. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of the last calendar quarter, in which transactions occur.

     The Rule 24 certificates will contain the following information:

     a. If sales of common stock by AGL Resources are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

     b. The total number of shares of AGL Resources' common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

     c. If AGL Resources' common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

     d. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

     e. The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

     f. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

     g. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AGL Resources, that has engaged in jurisdictional financing transactions during the quarter; and

     h. Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

     i. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of AGL Resources on a consolidated basis, and each utility subsidiary.

     j. A retained earnings analysis of AGL Resources on a consolidated basis and for each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the quarter.

     I.   Statement Under Rule 53

     AGL Resources may use the proceeds of the financings proposed in this Application, in part, for investments in EWGs and FUCOs. Under Rule 53, in determining whether to approve the issue or sale of a security by AGL Resources to finance an EWG or FUCO investment, the Commission must consider the circumstances surrounding the proposed issuance. In particular, in connection with the financing of the acquisition of an EWG, or the guarantee of a security of an EWG by AGL Resources, the Commission may not find that the securities issuance is not reasonably adapted to the earning power of AGL Resources or to the security structure of AGL Resources or companies in the AGL Resources system, or that the circumstances are such that a guarantee by AGL Resources of the security of an EWG would create an improper risk for AGL Resources, if the conditions of Rule 53(a) are met and none of the provisions of Rule 53(b) are applicable.

     The conditions of Rule 53(a) are satisfied. As of June 30, 2000, AGL Resources had consolidated retained earnings of $195.1 million and no investment in EWGs or FUCOs. To the extent that AGL Resources acquires any EWGs or FUCOs, it will comply with the provisions of Rule 53(a), in particular, the books, records and reporting requirements, and the limitation on the use of public utility subsidiary employees in the provision of services to EWGs and FUCOs.

     None of the provisions of Rule 53(b) are applicable to AGL Resources. Neither AGL Resources nor any subsidiary having assets with a book value exceeding 10% or more of consolidated retained earnings has been the subject of a bankruptcy or similar proceeding. The average consolidated retained earnings of AGL Resources for the four most recent quarterly periods has not decreased by 10% from the average for the previous four quarterly periods. Lastly, AGL Resources has not reported operating losses attributable to investments in EWGs or FUCOs.

Item 2.   Fees, Commissions and Expenses

     AGL Resources expects to pay or incur approximately $8.75 million in aggregate fees, commissions and expenses, directly or indirectly, in connection with the proposed Acquisition.

Item 3.   Applicable Statutory Provisions

     A.   Applicable Provisions

     The proposed Acquisition is subject to Sections 9 and 10 of the Act and Rule 16. Sections 6(a), 7, 9(a), 10, 12 and 13 of the Act and Rules 42, 43, 45, 52, 53 and 88 are considered applicable to the proposed financing and intrasystem service transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

     B.   Legal Analysis

     Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

     AGL Resources is currently the beneficial owner of 100% of the voting stock of two public utility companies, AGLC and Chattanooga Gas. VNG is also a public utility company as defined in Section 2(a)(5) of the Act. Because AGL Resources will, as a result of the Acquisition, own more than five percent of the outstanding voting securities of a third public utility company, VNG, AGL Resources must obtain the approval of the Commission for the Acquisition under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in determining whether to approve the proposed Acquisition are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As described below, the Acquisition complies with all of the applicable provisions of Section 10 of the Act.

          1.   Section 10(b)

     Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a)(2) unless the Commission finds that:

          such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

          in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

               a.   Section 10(b)(1)

                    i.   Interlocking Relations

     Under Section 10(b)(1), the Commission shall approve an acquisition unless the Commission finds that "such acquisition will tend towards interlocking relations. . . ." By its nature, any merger of previously unrelated companies results in new links and relations between the companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). These links, however, are not the types of interlocking relations targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies./22/ AGL Resources' purchase of VNG is motivated by operating efficiencies and does not create the type of interlocking relations prohibited by Section 10(b)(1). Although it has not been determined how many members of VNG's board of directors will be officers or directors of AGL Resources and how many of AGL Resources' officers and directors will be officers or directors of VNG, it is clear that some overlap will be necessary to integrate VNG fully into AGL Resources' system and to promote group-wide policies and practices for the efficient operation of the combined system. Such overlap will therefore be in the public interest.


------
/22/ See  Section  1(b)(4)  of the Act  (finding  that the public  interests  of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties. . . .").
------


                    ii.  Concentration of Control

     Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational systems", and to avoid "an excess of concentration and bigness" while preserving opportunities for the "economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and the generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations which the Act was specifically directed [to prohibit]." Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958 (Feb. 6, 1968).

     AGL Resources' acquisition of VNG will not result in a "huge system" and will avoid the "excess of concentration and bigness" which Section 10(b)(1) seeks to prevent. After the Acquisition, the AGL Resources system will be smaller than many other systems that have been approved by the Commission. On a pro forma basis, assuming the Acquisition was consummated on October 1, 1998, the beginning of AGL Resources' prior fiscal year, AGL Resources and VNG would have combined assets of $2,600 million, total revenues of $1,271 million, operating margin of $627 million, and net income of $57 million for the twelve months ended September 30, 1999, and approximately 1.8 million delivery service customers.

     The Commission has approved acquisitions involving registered holding companies with much larger public utility systems. See American Electric Power Company, Inc. and Central and South West Corporation, Holding Co. Act Release No. 27186 (June 14, 2000) (approving a merger resulting in a system with combined assets of $35.7 billion and 4.8 million customers); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (approving the acquisition of Gulf State Utilities, with combined assets at the time of acquisition in excess of $21 billion); The Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988) (approving the acquisition of Savannah Electric and Power Company to create a system with assets of $20 billion and 3.25 million customers). After the Acquisition, AGL Resources will be smaller than other registered holding companies with gas utilities. The chart below compares AGL Resources and VNG combined on a pro forma basis to Columbia Energy Group and National Fuel Gas Company, two large registered holding companies with gas utility subsidiary companies.


                            Pro Forma Combined AGL                              National Fuel Gas
                               Resources and VNG      Columbia Energy Group          Company
                                ($ millions)/23/         ($ millions)/24/       ($ millions)/25/
-------------------------- -------------------------- ----------------------- ----------------------
Gross Revenues                                $1,271                  $3,222                 $3,074

Operating Margin                                $627                  $1,995                 $1,883

Net Income                                       $57                    $249                   $137
Total Assets                                  $2,600                  $7,095                 $6,535
-------------------------- -------------------------- ----------------------- ----------------------


------
/23/ As of and for the year ended September 30, 1999.

/24/ As of and for the year ended December 31, 1999.

/25/ As of and for the year ended December 31, 1999.
------


     Overall, AGL Resources' acquisition of VNG will not create a "complex and irrational system," but will create a company focused on competitive prices and high quality reliable customer service. AGL Resources' acquisition of VNG will also not have a negative effect on competition, indeed, as the Virginia Commission observed in its divestiture order, it is beneficial for competition in the electric utility market that VNG operate under different ownership. AGL Resources does not own electric generation facilities and, consequently, its ownership of VNG could not create the market power concerns identified by the Virginia Commission.

     In the market for gas distribution services, as monopoly service providers in their respective service territories, AGLC, Chattanooga Gas and VNG have no overlapping retail delivery customers. There is, therefore, no increase in market concentration as a result of the Acquisition. In the market for retail gas supply, AGLC has voluntarily unbundled its gas services and exited the retail supply market under the Deregulation Act, creating a competitive market in Georgia for retail gas supply in which approximately 15 Marketers currently participate. To the extent the Applicants engage in similar unbundling in Virginia, competition in that retail gas supply market also should improve.

     The nonutility businesses conducted by the AGL Resources system after the Acquisition also should not adversely affect competition or the public interest. For example, market power will not increase in gas transmission services since VNG is the only company in the AGL Resources system that currently owns intrastate gas pipeline assets. Although the Acquisition is not a jurisdictional transaction under the Federal Power Act or the Natural Gas Act and therefore does not require the approval of the FERC,/26/ its impact on competition and the public interest will be subject to review on both the federal and state level. The FTC and the Virginia Commission must approve the Acquisition. Since the FTC and the Virginia Commission sought to safeguard competition by ordering CNG to divest VNG as a condition of merging with Dominion, AGL Resources' purchase and operation of VNG will complete the plan of the Virginia Commission and the FTC and, therefore, further the public interest in the maintenance of competition.


------
/26/ In TUC Holding  Company,  Holding Co. Act Release No. 26749 (Aug. 1, 1997),
     the Commission approved a transaction that similarly did not require approval by the Federal Energy Regulatory Commission.
------


               b.   Section 10(b)(2)

                    i.   Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration paid by AGL Resources for VNG is reasonable and whether it bears a fair relation to the investment in, and the earning capacity of, the utility assets being acquired. AGL Resources relied in part on Morgan Stanley Dean Witter's analysis and conclusion in a fairness opinion that the consideration to be paid for VNG was fair to AGL Resources from a financial point of view. More importantly the negotiation between Dominion and AGL Resources was at arm's-length and the consideration agreed to by the parties was the product of a competitive process. To facilitate the sale of VNG, Dominion engaged Merrill Lynch to solicit offers -- a process in which multiple bidders participated. AGL Resources emerged as the successful bidder in the solicitation and subsequent negotiations with Dominion refined the terms of the Acquisition, including the consideration to be paid.

                    ii.  Reasonableness of Fees

     AGL Resources believes that the estimated overall fees, commissions and expenses incurred and to be incurred in connection with the Acquisition are reasonable and fair in light of the size and complexity of the transaction relative to other transactions and the anticipated benefits of the acquisition to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     The fees and expenses that AGL Resources expects to incur in connection with the Acquisition total approximately $8.75 million. This amount represents approximately 1.6% (based on a purchase price of $550 million) of the value of the consideration to be paid by AGL Resources to Dominion. This percentage is consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

               c.   Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether the Acquisition will unduly complicate AGL Resources' capital structure or be detrimental to the public interest, the interest of investors or consumers or the proper functioning of AGL Resources.

     The proposed Acquisition will not unduly complicate the capital structure of AGL Resources or its subsidiaries. The proposed Acquisition does not involve the creation of any minority interests and the financing of the Acquisition will not affect the priorities, preferences, voting power, or other rights of the holders of the outstanding securities of AGL Resources or its subsidiaries. After the Acquisition, AGL Resources and each of its utility subsidiaries will continue to fall within the seventy-to-thirty percent debt-to-common equity ratio generally prescribed by the Commission. See, e.g., The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000). On a pro forma basis, as the following chart shows, assuming the Acquisition was consummated on June 30, 2000, common stockholders' equity would make up 30.7% of AGL Resources' total capitalization at that date.

                                       Pro Forma Capital Structure

----------------------------------------- ----------------------------- -----------------------------------
                                                  ($ millions)              % of Total Capitalization
----------------------------------------- ----------------------------- -----------------------------------
Common stockholders' equity/27/                                  621.1                                30.7

Subsidiary mandatorily redeemable/28/                             74.3                                 3.7
preferred securities

Long-term debt (including current                              1,168.8                                57.9
portion) /29/

Short-term debt/30/                                              155.7                                 7.7

Total capitalization                                          $2,019.9                                100%
----------------------------------------- ----------------------------- -----------------------------------


------
/27/ Equity is maintained at the holding company level by AGL Resources.

/28/ The subsidiary  mandatorily  redeemable preferred securities were issued in
     1997 by a financing subsidiary of AGL Resources, AGL Capital Trust I. In addition to these preferred securities, the Trust also issued common voting securities to AGL Resources. The proceeds of the sale of the mandatorily redeemable preferred securities were used to purchase 8.17% Junior Subordinated Deferrable Interest Debentures, due June 1, 2037, from AGL Resources.

/29/ The long-term debt was issued in medium term notes Series A, Series B, and Series C under an Indenture dated December 1, 1989. These medium term notes ($725 million principal amount) were issued by the Atlanta Gas Light Company utility subsidiary of AGL Resources. At the time these notes were registered with the Securities and Exchange Commission, Atlanta Gas Light Company was not a subsidiary of AGL Resources. AGL Resources assumed its holding company status with respect to AGLC on March 6, 1996.

/30/ Short-term  debt  is  maintained  at  the  holding  company  level  by  AGL
     Resources.
------


     Section 10(b)(3) also requires that a proposed acquisition not be detrimental to the public interest, the interest of the investors or consumers or the proper functioning of the resulting holding company system. As set forth more fully in the discussion of the standards of Section 10(c)(2), below, and elsewhere in this Application, AGL Resources' proposed acquisition of VNG will benefit shareholders and consumers.

     As noted by the Commission in Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." In this regard, following completion of the Acquisition, AGL Resources will continue to be a reporting company subject to the disclosure requirements of the Securities Exchange Act of 1934 (the "Exchange Act") that will provide investors with readily available information concerning AGL Resources and its subsidiary companies. Furthermore, the Acquisition is subject to various other federal and state regulatory approvals as discussed in Item 4.

     Nonetheless, AGL Resources' current credit ratings are Baa1 by Moody's Investors Service, A- by Fitch Investors Service, and BBB+ by Standard & Poor's Corporation, Inc. To evaluate the effect of the Acquisition, the rating agencies have issued a credit watch for AGL Resources, as is customary with similar transactions.

     After the Acquisition and AGL Resources' registration under the Act, the resulting registered holding company system will have long-term debt outstanding at the subsidiary level, at AGLC, and at the holding company level. Registered gas utility holding company systems have generally not issued long-term debt at the utility subsidiary level, preferring to satisfy the system's long-term capital needs through external holding company-level financings./31/ The Commission has recently provided more flexibility to registered holding company systems to finance operations where the resulting capital structure would not impose an unreasonable financial burden and would be reasonably adapted to the earnings power of the issuer. In addition, proposed financings that vary from the traditional standards should be for necessary and urgent corporate purposes./32/


------
/31/ See e.g., Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8,
     1999).

/32/ See The National Grid Group,  plc, Holding Co. Act Release No. 27154 (March
     15, 2000) and The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).
------


     As shown above, the pro forma capital structure is reasonably adapted to the earning power of the combined AGL Resources and VNG system. AGL Resources' use of long-term debt under the Facility to finance the Acquisition is the preferred manner of financing, in part because it results in an efficient capital structure for the resulting holding company system. The Commission has found that in circumstances such as these, limiting a registered holding company's financing options may impose an unreasonable financial burden and that greater flexibility, including the flexibility to issue long-term debt at both levels, is appropriate./33/


------
/33/ The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).
------


          2.   Section 10(c).

                    i.   Section 10(c)(1)

     Section 10(c)(1) prohibits the Commission from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to carrying out the provisions of Section 11. AGL Resources will not own electric and gas utilities servicing the same area and therefore does not fall under Section 8.

                        (a). Section 11, Integrated Utility System

     Section 11 (b)(1) directs the Commission, to require each registered holding company system to limit its utility operations to "a single integrated public utility system" and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." Section 2(a)(29)(B) defines an integrated public utility system with respect to gas utility companies as:

               a system comprised of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; provided that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

                        (i) Substantial Economies May Be Effected by Being Operated as a Single Coordinated System


     In prior orders, the Commission has found that a holding company's use of administrative coordination mechanisms to purchase gas, coordinate gas supply among utilities, manage transportation and storage arrangements and provide other administrative, technical and operating services is a satisfactory means of coordinating previously separate utilities and achieving economies of scale. See NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) ("NIPSCO"); Sempra Energy, Holding Co. Act Release No. 26791 (Feb. 1, 1999). Access to industry recognized market and supply-area hubs can also contribute to effective coordination and savings. See NIPSCO.

     As part of the acquisition process, the management of AGL Resources conducted a preliminary review of the types of potential efficiency gains and cost savings that may result from the acquisition of VNG. A transition analysis is currently underway and is expected to continue past the closing of the transaction. For example, a team of various subject matter experts from AGL Resources and VNG is collecting information for use in planning future integration in areas such as operations and engineering, customer service, finance and accounting, human resources, and information technology. Opportunities for knowledge sharing and best practice transfers are being identified. The report of AGL Resources' management describing the process of identifying opportunities for efficiency gains and cost savings is included in Exhibit N-1 to the Application.

     AGL Resources' projection and quantification of cost savings and benefits to be derived from the merger is included in Exhibit N-2. These projections show that efficiency gains including the elimination of duplicative positions and overlapping functions within the combined system as well as operational synergies in areas such as gas supply and capacity management and distribution system planning, engineering and construction, are expected to produce long-run sustainable savings in non-fuel operations and maintenance expenses.

     The role of AGL Services in achieving these savings and benefits and promoting the coordinated operation of the combined system will be important. Using a combination of employees from the present AGL System and VNG, AGL Services will work to coordinate the operations of the AGL System's Utility Subsidiaries wherever efficiencies and improved performance can be gained from joint or coordinated operations consistent with the goal of maintaining high levels of customer service and reliability. For example, in the area of operations, AGL Services will assist Chattanooga Gas and VNG in managing their gas supply and transmission capacity arrangements to maximize the value of these relationships. By joining supply and capacity resources, AGL Services may use the combined system's resources in transactions that neither utility operating separately could negotiate.

     AGL Services will also use its engineering expertise to optimize the planning and construction of new and replacement gas distribution lines for the Utility Subsidiaries. AGL Services will coordinate the implementation of best practices in corrosion control and other system maintenance procedures to enhance the longevity and reliability of system assets. In addition, AGL Services will identify opportunities for integrating information systems such as customer information systems, billing systems, operational control systems and management information systems. The measures described above and in Exhibits N-1 and N-2 will integrate AGLC, VNG and Chattanooga Gas into a single coordinated system and will produce savings through greater economies of scale.

                        (ii) Single area or Region

     Section 2(a)(29)(B) expressly provides that companies that derive natural gas from a common source of supply may be deemed to be included in a single area or region. The Commission interprets "common source of supply" flexibly based on its understanding of the contemporary gas industry and may find that companies purchasing gas from a common producer or basin are in a "single area or region" when doing so does not undercut the Act's policies, particularly, the growth and extension of holding companies that bears no relation to economy of management and operation or the integration and coordination of related operating properties. See NIPSCO.

     Applicants are not required, however, to show that they share a common source of supply to establish that they form an integrated gas public-utility system in a single area or region. The Act merely requires that the operations that the Applicants seek to integrate be in a single area or region, in one or more states, not so large that the combination impairs the advantages of localized management, efficient operation and the effectiveness of regulation. The three utilities that AGL Resources will own after consummation of the Acquisition are located in close proximity to one another in the Southeastern United States in the three contiguous states of Georgia, Tennessee and Virginia. Many electric and gas registered holding companies operate in more states. For example, American Electric Power Company operates in seven states and Columbia Energy Group operates in six states./34/ It is clear from the commonality among the gas transportation and storage companies serving AGLC, Chattanooga Gas and VNG that the combined AGL Resources system will operate in the same region and, in all likelihood, gas that is supplied over the individual utilities' systems will be produced in basins in the Gulf of Mexico, Texas and Louisiana. The unbundling of the retail gas marketing function from the distribution function, however, has made the source of supply less important in this case than in prior cases the Commission has considered,/35/ and the Commission need not make this finding to determine that the AGL Resources system operates in a single area or region.

     A showing that utilities in a gas system share common facilities is sufficient to establish that they operate in a common area or region. Indeed, the applicants noted in Sempra that the concept of a common source of supply is susceptible of a different understanding today than in 1935, when the term "single area or region" was generally defined in terms of the pipeline delivery points (i.e., the city gate), where system LDCs purchased their gas./36/ Fundamentally, the single area or region standard reflects the policy of the Act against "scatteration" - the ownership of widely dispersed utility properties that do not lend themselves to efficient operation./37/ In this matter, all three utilities in the AGL Resources system are currently using Dominion Transmission, Tennessee Gas, and Transco for interstate transmission and/or storage services -- third-party providers that, in an era of unbundled gas supply and delivery services, form today's city gate. These common elements put the combined AGL Resources system in the same area or region for purposes of the definition of an integrated gas utility system under the Act.


------
/34/ Securities and Exchange Commission, Financial and Corporate Report, Holding
     Companies Registered Under the Public Utility Holding Company Act of 1935 as of July 1, 1999.

/35/ See e.g.,  Sempra Energy,  Holding Co. Act Release No. 26971 (Feb. 1, 1999)
     (finding commonality in supply basins between California and North Carolina utilities) ("Sempra").

/36/ Sempra at 5.

/37/ Id.
------


                        (iii) Prohibited Impairments

     The Commission also evaluates the size of the proposed holding company system, in light of its impact on "the advantages of local management, efficient operation and the effectiveness of regulation". After consummation of the Acquisition, VNG will retain sufficient local management to insure that VNG is sensitive to the needs of its customers and changes in the local economy, but procurement and other administrative functions may be centralized to achieve purchasing and management efficiencies. Accordingly, AGL Resources will retain local management as necessary to assure the safe and efficient operation of the VNG system and high levels of customer service.

     VNG will be operated as a subsidiary of AGL Resources. Although AGL Resources has not yet determined the leadership of VNG and the composition of VNG's board of directors, it is expected that the President and CEO of VNG will be a resident of Virginia and a member of VNG's board. In addition, VNG will retain an office in Virginia for VNG management and local facilities for customer service, maintenance and field work operations.

     The Acquisition will not undermine the effectiveness of regulation. Rather, the Acquisition is connected with decisions of the Virginia Commission and FTC requiring Dominion to divest VNG. The divestiture was ordered to maintain competition after Dominion's merger with CNG. AGL Resources has submitted an application requesting the Virginia Commission's approval of the Acquisition, attached as Exhibit C-1, and expects that it will be approved. Because the Acquisition will not proceed without the authorization of the Virginia
Commission, this Commission may find it appropriate to give deference to the determination of the Virginia Commission on these issues.

                        (b). Non-Utility Subsidiaries

     The acquisition of VNG does not introduce any new non-utility subsidiaries into the AGL Resources system, and all of AGL Resources' non-utility businesses are gas-related and retainable under the Commission's rules and precedent.

     Section 11(b)(1) limits the non-utility interests of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system," on a finding by the Commission that such interests are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the integrated system. The Commission has interpreted these provisions to require; (i) the existence of an operating or functional relationship between the utility operations of the registered holding company and the non-utility activities sought to be retained, see generally, Michigan Consolidated Gas Co., Holding Co. Act Release No. 16763 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971), and (ii) that the retention is in the public interest, see, e.g., id. quoting General Public Utilities Corp., Holding Co. Act Release No. 10982 (Dec. 28, 1951); United Light and Railways Co., Holding Co. Act Release No. 12317 (Jan. 22, 1954). A non-utility business may also be retained if it evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources and the investment has the potential to produce benefits for investors and/or consumers. CSW Credit, Inc., Holding Co., Act Release No. 25995 (1994); Jersey Central Power - and Light Co., Holding Co. Act Release No. 24348 (March 18, 1987). Rule 58 under the Act expands the types of permissible non-utility activities retainable by registered systems by exempting from Section 9(a) of the Act acquisitions by registered holding companies of the securities of energy-related companies or gas-related companies. With respect to energy-related companies, a holding company's aggregate investment in such energy-related companies may not exceed the greater of $50 million or 15% of the consolidated capitalization of the registered holding company. Rule 58(a)(1)(i)-(ii). Rule 58 defines "energy-related company" as a company that, directly or indirectly, derives substantially all of its revenues from certain enumerated activities such as rendering energy management services, the sale of electric and gas appliances and the development of certain energy-related technologies.

     Rule 58 defines "gas-related company" as a company that directly or indirectly through one or more affiliates, derives or will derive substantially all of its revenues from activities permitted under the Gas-Related Activities Act of 1990 and conducted within the United States. Such activities may include transportation and storage of natural gas and activities related to the supply of natural gas, including exploration, development, production, marketing, manufacture and other similar activities./38/

     As set forth below, all of AGL Resources' active non-utility businesses are retainable./39/

          (a) SouthStar markets natural gas and related services and is retainable under Rule 58(b)(2)(ii).

          (b) AGL Investments, Inc. currently is an intermediate holding company for investments in other non-utility businesses. It currently has ownership interests in:

               (i) Propane, which has been engaged in the sale of propane and marketing propane tanks, gas appliances and wholesale propane is retainable and exempt under Rule 16;/40/


------
/38/ The Act also allows registered holding companies to acquire and maintain interests in the following exempt entities: exempt telecommunications companies (Section 34), foreign utility companies (Section 33) and exempt wholesale generators (Section 32).

/39/ AGL Resources also holds interests in the following direct or indirect subsidiary companies that are currently inactive or holding companies for nonutility businesses: (1) AGL Rome Holdings, Inc., (2) Georgia Engine Sales and Service Co., (3) Peachtree Pipeline Company, (4) Atlanta Gas Light Services, Inc., (5) Georgia Natural Gas Company, (6) TES, Inc., (7) Georgia Natural Gas Services, Inc., (8) AGL Gas Marketing, Inc., (9) AGL Power Services, Inc., (10) Georgia Energy Company, and (11) AGL Energy Wise Services, Inc.

/40/ As  discussed  supra,   note  5,  the  Commission's   order  approving  the
     Application, including the retention of US Propane and its interest in Heritage Holdings, Inc. and Heritage Propane Partners, L.P., will qualify those entities as exempt under Rule 16.
------


               (ii) Trustees Investments, Inc. ("Trustees Investments"), owns Trustees Gardens, a residential and retail development located in Savannah, Georgia on and adjacent to a former manufactured gas plant site owned by AGLC. Applicants request that AGL Resources be authorized to retain Trustees Investments in order to control its future use because such control allows the AGL System to minimize the costs of remediating contaminants on the property and the impact on utility rates. See Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000) (a corporation formed to hold property used in connection with public utility operations is retainable, but corporation commits to divest holdings of agricultural lands without utility purpose); Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25,
               1998) (corporation that manages real estate that was acquired for an intended utility purpose that has ceased to exist is retainable as a vehicle for the development and sale of such properties); and Central Maine Power Co., Holding Co. Act Release No. 7985 (February 24, 1948) (corporation owning land around dams and flowage rights is retainable because it allows control of riparian rights needed to assure the maximum flow of water to certain hydro-electric dams). Applicants request that the Commission retain jurisdiction over the retention of Trustees Investments, pending completion of the record; and

               (iii) Utilipro, which sells integrated customer care solutions and billing services to energy marketers and is retainable under Rule 58(b)(1)(vii).

               (iv)  AGL  Consumer  Services,   Inc.,  which  markets  appliance
               warranty contracts, energy management systems and other energy-related consumer services to residential and commercial customers is retainable as a gas-related company under Rule 58(b)(2)(ii).

          (c) AGLE, a gas supply services company that buys and sells natural gas primarily for Chattanooga Gas, is retainable as a gas-related company under Rule 58(b)(2)(ii).

          (d) Georgia Gas Company owns minor interests in natural gas production activities and is retainable as a gas-related company under Rule 58(b)(2)(ii).

          (e) AGL Peaking Services, Inc. owns a 50% interest in Etowah LNG Company LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquified natural gas peaking facility and is retainable under Rule 58(b)(2)(ii).

          (f) AGL Interstate Pipeline Company is 50% owner of a joint venture with Transco known as Cumberland Pipeline Company. Cumberland Pipeline Company was formed to construct, own and operate a new interstate pipeline to serve customers in Georgia and Tennessee. Management has decided not to proceed with the Cumberland pipeline project. Pending the dissolution of the joint venture, the business is retainable under Rule 58(b)(2)(ii).

     AGL Resources requests that the Commission exempt energy-related investments made prior to issuance of the order authorizing the proposed Acquisition from the calculation of the maximum amount (15% of consolidated capitalization) of investment in energy-related subsidiaries allowed under Rule
58. Prior to its acquisition of VNG, AGL Resources was exempt from the Act's requirements, except Section 9(a)(2), pursuant to Section 3(a)(1) and Rule 2, and thus this request is consistent with Commission precedent. See New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997).

     Before natural gas was widely available in the Southeast, AGLC manufactured gas from coal and other fuels. Those manufacturing operations were known as "manufactured gas plants" or "MGPs" which AGLC ceased operating in the 1950s. Because of recent environmental concerns, AGLC is investigating possible environmental impacts associated with those plants and, if necessary, will clean up any contamination. As part of this process, AGLC may transfer one or more of its MGP properties to individual wholly-owned single asset subsidiaries of AGLC for the purpose of holding the real estate in connection with a sale or lease for a nominal amount to local municipalities or non-profit organizations. The first of these transfers may occur within the next 60 days. Applicants request authorization to organize and retain such subsidiaries. In addition, to the extent required under Rule 44, Applicants request authorization to transfer the MGP properties to the subsidiaries and to dispose of the properties, as described above./41/


------
/41/ Applicants  represent that any required state regulatory or other approvals will be obtained prior to any transfer.
------


                    i.   Section 10(c)(2)

     Section 10(c)(2) requires the Commission to examine whether a proposed acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. The Acquisition will result in benefits to investors, consumers and the public interest and represents an opportunity for growth.

     The combination of AGL Resources and VNG will benefit shareholders of AGL Resources. Both companies serve high-growth areas in regions that are among the most economically vibrant in the United States. Both companies have unique strengths and capabilities that will be shared to improve overall operations and financial performance. The management of AGL Resources projects that the acquisition of VNG will be earnings accretive to shareholders no later than 12 months after the close.

     The Acquisition will provide important benefits to consumers as well. As Virginia proceeds toward customer choice, AGL Resources may participate in shaping the transition and in competitive retail markets. AGL Resources' voluntary unbundling under gas deregulation in Georgia helped the transition to retail competition. In addition, AGL Resources' retail energy marketing experience may help to promote competition in Virginia's electric and gas markets. AGL Resources' is optimistic that its expertise in these areas promises benefits to consumers through lower costs and more choices.

     Further, there will be savings and efficiencies associated with the Acquisition itself, both in financial and operational terms, as VNG is integrated into AGL Resources' system. Among other things, AGL Resources' larger scale, both in financial and operational terms, will enhance the utilities' ability to use new developments in technology and information systems, and to obtain efficiencies in financing, particularly when contrasted to the increased costs and inefficiencies that VNG might have incurred had it been spun-off on its own from the Dominion system. A preliminary summary of projected cost savings and costs to achieve is attached as Exhibit N-2. Based on the summary, aggregate cost savings, net of costs to achieve, over the 10 years following the Acquisition are preliminarily estimated at $73 million.

     Although some of the anticipated benefits are strategic and will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) are met. See The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000). The Commission has recognized that potential benefits are entitled to be considered, regardless of whether they can be precisely estimated: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even where these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See also Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12,
1999) (authorizing acquisition based on strategic benefits and potential, but unquantifiable, savings).

          3.   Section 10(f)

     Section 10(f) prohibits the Commission from approving an acquisition unless the Commission is satisfied that the acquisition will be undertaken in compliance with applicable state laws. As described in Item 4, AGL Resources' acquisition of VNG will be consummated in compliance with all applicable state laws.

          4.   Section 3(a)(2)

     AGLC is a public utility holding company by virtue of its ownership of all the outstanding common stock of Chattanooga Gas, a gas public utility company. AGLC qualifies for exempt holding company status under Section 3(a)(2) of the Act because it is a holding company that is "predominately a public utility company whose operations as such do not extend beyond the state in which it is organized and states contiguous thereto." AGLC is predominantly a gas utility company operating exclusively in the state of Georgia. AGLC's only subsidiary, Chattanooga Gas, operates exclusively in the contiguous state of Tennessee. For the year ended September 30, 1999, Chattanooga Gas had total operating revenues of $67 million, as compared to AGLC's total operating revenues of $466 million for the same period./42/ Accordingly, AGL Resources and AGLC request that the Commission issue an order exempting AGLC from all requirements of the Act, except Section 9(a)(2)./43/


------
/42/ See Union Electric Co., 40 S.E.C. 1072, 1077 (1962) (discussing previous cases where Section 3(a)(2) exemptions were granted "where the gross revenues of the utility subsidiaries were 19.2%, 23.5% 23.7% and 27% of the respective parents" [citations omitted] and noting that "in all prior cases where exemptions under Section 3(a)(2) have been denied, the gross utility revenues of the subsidiaries have exceeded 35% of those of the parent").

/43/ As noted above,  AGLC may transfer the  Chattanooga Gas securities it holds to AGL Resources by means of a dividend. At that point, an exemption would no longer be required.
------


Item 4.   Regulatory Approvals

     A.   State Regulation

     As described earlier, the Virginia Commission is the only state regulatory authority that must approve the Acquisition. AGL Resources received the Virginia Commission's authority to undertake the Acquisition on July 28, 2000. See Exhibit C-2. Although the approval of the Tennessee Authority and Georgia Commission are not required, AGL Resources has advised these bodies of the proposed Acquisition.

     With respect to financing authorizations, the Georgia Commission and the Tennessee Authority have jurisdiction over the issuances of securities by AGLC and Chattanooga Gas, respectively, except the issuance of debt securities with maturities of less than one year. The Virginia Commission has jurisdiction over all issuances of securities by VNG.

     B.   Federal Regulation

     The Acquisition is subject to the authorization of the FTC which approval was received on September 27, 2000. See Exhibit G-2. No other federal regulatory approval, other than the approval of this Commission, is required with respect to the Acquisition.

Item 5.   Procedure

     AGL Resources respectfully requests that the Commission issue and publish, not later than July 31, 2000, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than August 31, 2000 by which comments may be entered and a date not later than September 15, 2000 as the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

     AGL Resources waives a recommended decision by a hearing or other responsible officer of the Commission for approval of the Acquisition and consents to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

Exhibits

A-1 Articles of Incorporation of VNG incorporated by reference to Exhibit B-18(a) of Dominion's Form U5B, SEC File No. 001-08489, filed April 27, 2000.

A-2 By-Laws of VNG incorporated by reference to Exhibit B-18(b) of Dominion's Form U5B, SEC File No. 001-08489, filed April 27, 2000.

A-3       Articles of Incorporation of AGL Resources.

A-4       By-Laws of AGL Resources.

B-1 Stock Purchase Agreement dated as of May 8, 2000 among AGL Resources Inc., Consolidated Natural Gas Company, Dominion Resources, Inc. and Virginia Natural Gas, Inc.

C-1       Application to the Virginia State Corporation Commission.

C-2       Order of the Virginia State Corporation Commission.

D-1 Map of the Utility Service Territories of the AGL Resources System and VNG (Filed on paper under cover of Form SE).

E-1       Opinion of Counsel - AGL Resources.

E-2       Opinion of Counsel - VNG.

F-2       Past tense opinion of counsel (to be filed by amendment).

G-1       Application to the Federal Trade Commission.

G-2       Order of the Federal Trade Commission.

H-1 1999 Annual Report on Form 10-K of AGL Resources, incorporated by reference to AGL Resources' Form 10-K405, SEC File No. 001-14174 (filed December 29, 1999).

I-1       Proposed Form of Notice.

J-1       Summary  of  AGL   Resources   Direct  Stock   Purchase  and  Dividend
          Reinvestment Plan, Incentive Compensation Plans and other Employee Benefit Plans.

K-1       Form of Services  Agreement  between AGL Services  and the  Subsidiary
          Companies.

K-2       AGL Services Policies and Procedures Manual.

K-3       Form of Transition Services Agreement.

L-1       Form of Money Pool Agreement.

L-2       Form of Money Pool Promissory Note.

M-1       Form of Tax Allocation Agreement.

N-1 Report of AGL Resources' Management on the Process of Identifying Opportunities for Efficiency Gains and Cost Savings, incorporated by reference to Exhibit 10 of Exhibit C-1 to this Application.

N-2 Preliminary Summary of Cost Savings and Costs to Achieve (confidential treatment requested).

Financial Statements

FS-1 AGL Resources' and Subsidiaries Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of March 31, 2000.

FS-1.1 AGL Resources' and Subsidiaries Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of June 30, 2000.

FS-2 AGL Resources' and Subsidiaries Unaudited Pro Forma Combined Condensed Statement of Consolidated Income for the Twelve Months ended September 30, 1999.

FS-2.1 AGL Resources' and Subsidiaries Unaudited Pro Forma Combined Condensed Statement of Consolidated Income for the Twelve Months ended June 30, 2000.

FS-3 AGL Resources' and Subsidiaries Unaudited Pro Forma Combined Condensed Statement of Consolidated Income for the Six Months ended March 31, 2000.

FS-3.1 AGL Resources' and Subsidiaries Unaudited Pro Forma Combined Condensed Statement of Consolidated Income for the Nine Months ended June 30, 2000.

FS-4 Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

FS-4.1 Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements dated as of and ended June 30, 2000.

FS-5 AGL Resources' Consolidated Balance Sheet and Statement of Income for the year ended September 30, 1999, included in Exhibit H-1 to this Application.

FS-6 AGL Resources' Unaudited Condensed Consolidated Balance Sheet and Statement of Income for the quarter ended December 31, 1999, incorporated by reference to AGL Resources' Form 10-Q, SEC File No. 001-14174 (filed February 14, 2000).

FS-7 AGL Resources' Unaudited Condensed Consolidated Balance Sheet and Statement of Income for the quarter ended March 31, 2000, incorporated by reference to AGL Resources' Form 10-Q, SEC File No. 001-14174 (filed May 15, 2000).

FS-8 VNG Balance Sheet and Statement of Income for the year ended and as of December 31, 1999, incorporated by reference to Exhibit 5 of Exhibit C-1 to this Application.

Item 7.   Information as to Environmental Effects.

     The proposed Acquisition involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Amendment No. 2 to their Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  October 2, 2000     /s/ Donald P. Weinstein

                           Donald P. Weinstein

                           Senior Vice President and Chief Financial Officer AGL Resources Inc.
                           Atlanta Gas Light Company

                           /s/ Charles C. Moore

                           Charles C. Moore
                           Vice President and Treasurer
                           Chattanooga Gas Company

                           /s/ Donald A. Fickenscher

                           Donald A. Fickenscher
                           Chief Counsel and Corporate Secretary
                           Virginia Natural Gas, Inc.

                                  Exhibit Index

G-2       Order of the Federal Trade Commission.

K-3       Form of Transition Services Agreement.

FS-1.1 AGL Resources' and Subsidiaries Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of June 30, 2000.

FS-2.1 AGL Resources' and Subsidiaries Unaudited Pro Forma Combined Condensed Statement of Consolidated Income for the Twelve Months ended June 30, 2000.

FS-3.1 AGL Resources' and Subsidiaries Unaudited Pro Forma Combined Condensed Statement of Consolidated Income for the Nine Months ended June 30, 2000.

FS-4.1 Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements dated as of and ended June 30, 2000.